Exhibit 99.1

VAUGHAN, ON, December 10, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) announced today that on December 9, 2019, the Company received written notification from the New York Stock Exchange (the “NYSE”) that CannTrust is no longer in compliance with the NYSE’s continued listing standard rules because the per share trading price of the Company’s common shares has fallen below the NYSE’s share price rule. The NYSE requires the average closing price of a listed company’s common shares to be at least US $1.00 per share over a consecutive 30 trading-day period. As of December 9, 2019, the 30 trading-day average closing price of the Company’s common shares was US $0.97.

In accordance with the NYSE’s rules, CannTrust has six months from the receipt of the notice to regain compliance. During this time period, the Company’s common shares will continue to be listed and trade on the NYSE as usual.

Under NYSE rules, CannTrust can regain compliance at any time during the six-month period if its common shares have a closing price of at least US $1.00 on the last trading day of any calendar month during the period and also have an average closing price of at least US $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: actions taken in respect of the Company’s products by its customers and regulators; results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forwardlooking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Media Relations: media@canntrust.ca

Investor Relations: investor@canntrust.ca